SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
COMMISSION FILE NO. 1-4825
WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

WEYERHAEUSER COMPANY
A Washington Corporation
Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit
Item 4: Plan Financial Statements and Schedule prepared in accordance with the financial reporting requirements of ERISA.
Weyerhaeuser Company Investment Growth Plan statements of net assets available for benefits as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007, the supplemental schedule H, line 4i — Schedule of Assets (Held at End of Year) together with report of Independent Registered Public Accounting Firm.
Exhibit: Consent of Independent Registered Public Accounting Firm
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Investment Growth Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY INVESTMENT GROWTH PLAN
	By:	/s/ Edward P. Rogel
Edward P. Rogel
Chairman Administrative Committee

June 23, 2008 Date

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Weyerhaeuser Company:
We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Investment Growth Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

Seattle, Washington
June 23, 2008

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006
(Dollar amounts in thousands)

	2007	2006
Assets:
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:
Participant directed investments at fair value:
Shares of registered investment company funds:
Vanguard 500 Index Fund	$590,139	$653,705
Vanguard Extended Market Index Fund	233,568	243,521
Vanguard Prime Money Market Fund	62,420	52,567
Vanguard Target Retirement 2005 Fund	18,762	8,560
Vanguard Target Retirement 2015 Fund	75,596	40,483
Vanguard Target Retirement 2025 Fund	47,601	21,526
Vanguard Target Retirement 2035 Fund	25,371	12,328
Vanguard Target Retirement 2045 Fund	16,602	8,172
Vanguard Target Retirement Income Fund	4,929	1,098
Vanguard Total Bond Market Index Fund	66,349	47,905
Vanguard Total International Stock Index Fund	216,392	164,662
Vanguard Wellesley Income Fund	259,380	274,001
Weyerhaeuser Stable Value Fund	353,133	425,760
Weyerhaeuser Company Stock Fund	347,258	—
Nonparticipant directed investment in Weyerhaeuser Company Stock Fund at fair value	—	437,361
Participant loans	34	49

Total investments	2,317,534	2,391,698
Employer contributions receivable	1,350	3,656

Net assets reflecting all investments at fair value	2,318,884	2,395,354
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(931)	5,205

Net assets available for benefits	$2,317,953	$2,400,559

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007
(Dollar amounts in thousands)

Additions:
Contributions:
Employer matching	$39,939
Employer performance share	1,350
Participant	100,192

Total contributions	141,481

Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	167,111

Total additions	308,592

Deductions:
Benefits paid to participants	393,611

Net decrease prior to plan transfers	(85,019)

Plan transfers, net	2,413

Net decrease	(82,606)

Net assets available for benefits:
Beginning of year	2,400,559

End of year	$2,317,953

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of the Plan

The following description of the Weyerhaeuser Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan and was established April 1, 1968. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any salaried employee of Weyerhaeuser Company (the Company) or of a participating subsidiary and certain hourly employees who are eligible for salaried benefits are eligible to participate in the Plan. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company and/or one of its other subsidiaries. No person covered by a collective bargaining agreement may participate unless such agreement expressly provides for participation.

Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. Therefore, the Vanguard investment transactions qualify as party-in-interest and related party transactions.

(b)	Corporate Transaction

Effective March 7, 2007, the Company completed a transaction combining its Fine Paper business and related assets with Domtar Inc., forming Domtar Corporation (Domtar). Under the terms of the transaction, Company shareholders were allowed to voluntarily exchange shares of Company common stock for Domtar common stock (Domtar Stock). Domtar Stock was not available as an investment option under the Plan. As a result of the transaction, certain Plan participants became employees of Domtar on the transaction effective date. Accordingly, these participants, as former employees of the Company, can elect to take distributions of their accounts in accordance with Plan provisions.

(c)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights

The portion of the Plan invested in the Weyerhaeuser Company Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants are voted in the same proportions — for and against, respectively — as shares for which the trustee receives participant voting instructions.
(Continued)

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(d)	Contributions

The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent of their eligible compensation to be contributed to the Plan, subject to certain limitations imposed under the IRC.

Participant contributions may be suspended under certain circumstances, at the participant’s request or upon a hardship withdrawal.

The Plan provides for a matching contribution to be made by the Company. During 2007, the first 7% of eligible compensation designated by each participant as the participant’s contribution is matched by the Company at a rate of 70%. All employer matching contributions are initially invested in the Weyerhaeuser Company Stock Fund. Effective January 1, 2007, participants may transfer employer matching contributions at any time. Prior to January 1, 2007, participants could diversify the investment of such contributions generally only upon reaching full vesting status. Participants with employer matching contributions merged into the Plan from certain merged plans could transfer their investment in the Weyerhaeuser Company Stock Fund at any time regardless of age and service.

Performance share contributions under the Plan, if any, are determined annually by the Weyerhaeuser Company Board of Directors (the Board) in its sole and absolute discretion. Generally, such performance share contributions are based on measures established by the Board for this purpose and are stated as a percentage of eligible participants’ eligible pay. Performance share contributions (if any) are made to the following employee groups:
•	Employees of the Weyerhaeuser Real Estate Company (WRECO) and its subsidiaries, other than the President of WRECO and WRECO employees eligible for the WRECO Long-Term Incentive Plan, but including employees of Weyerhaeuser International, Inc. who are on foreign assignment on behalf of WRECO.

•	All salaried hourly-production employees of the Company.
Performance share contribution levels declared by the Board may vary by business division and contributions are funded subsequent to the plan year end. For the year ended December 31, 2007, eligible employees of WRECO and its subsidiaries received a performance share contribution of 2% of eligible compensation. For the year ended December 31, 2007, participants of the Plan who are not employees of WRECO and its subsidiaries did not receive a performance share contribution.
Performance share contributions are initially invested in the Weyerhaeuser Company Stock Fund. Effective January 1, 2007, participants may transfer performance share contributions at any time. Prior to January 1, 2007, participants could diversify the investment of such contributions only upon reaching full vesting status.
(Continued)

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(e)	Participant Accounts

An individual account is maintained for each plan participant to reflect his or her share of the Plan’s income, participant contributions and employer contributions. Allocations of income are based on the number of units of the various investment funds assigned to each participant’s account.

(f)	Vesting

The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) attainment of the requisite vesting service as described below, (2) retirement at normal or early retirement age under the employer’s retirement plan, (3) attaining age 65, (4) death or total and permanent disability while in the employer’s employ, (5) termination of service due to a plant closure or (6) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

All employees on January 1, 2002, who are eligible to participate in the Plan on or after that date, are 100% vested in their matching contribution accounts. Employees hired after January 1, 2002 vest in their matching contributions and earnings thereon after six years of vesting service according to the following schedule.

Percent
Years of vesting service	vested
Less than two years of service	0%
Two years of service	20
Three years of service	40
Four years of service	60
Five years of service	80
Six or more years of service	100
The accounts of participants who had participated in certain plans previously merged into the Plan and meeting certain employment requirements are fully vested.
Effective December 31, 2005, all employees who were eligible to participate in the Weyerhaeuser Company Performance Share Plan (the Performance Share Plan) on such date, and all other participants in the Performance Share Plan who had a balance in the Performance Share Plan as of such date, are 100% vested in their performance share contribution accounts. Employees who first become participants after December 31, 2005 fully vest in any performance share contributions and earnings thereon upon six years of vesting service according to the foregoing vesting schedule.
If a participant is not fully vested in his/her matching and/or performance share contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits his/her matching and/or performance share contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. During 2007, approximately $1,348,000 of forfeitures were used to reduce employer
(Continued)

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Notes to Financial Statements
December 31, 2007 and 2006
contributions. There were approximately $473,000 and $925,000 of unallocated forfeitures as of December 31, 2007 and 2006, respectively.
(g)	Investment Options

Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the fourteen investment options listed below:
Weyerhaeuser Company Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Prime Money Market Fund
Vanguard Target Retirement 2005 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement Income Fund
Vanguard Total Bond Market Index Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund
Participants may reallocate on a daily basis their accounts related to participant contributions and, effective January 1, 2007, accounts related to employer contributions among the investment options offered by the Plan that the participants have selected. Prior to January 1, 2007, participants could reallocate their accounts related to employer contributions upon meeting the criteria described in note 1(d).
The information related to the Weyerhaeuser Company Stock Fund included in the statement of net assets available for benefits as of December 31, 2006 includes both participant directed and nonparticipant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, the entire investment is deemed to be nonparticipant directed for purposes of this disclosure.
(h)	Valuation Frequency

Account balances are valued on a daily basis.

(i)	Payment of Benefits

Participant contributions made before 1983 and earnings thereon may be withdrawn at any time upon request. Participant contributions made after 1982 and amounts in the participant’s rollover portion
(Continued)

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Notes to Financial Statements
December 31, 2007 and 2006
of the account may be withdrawn for financial hardship. Participant contributions may also be withdrawn after attaining age 59 1/2. The participant’s vested interest in his or her employer matching contribution, performance share contribution and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after attaining age 59 1/2. In addition, a participant may elect to receive in cash any cash dividends paid with respect to units of the Weyerhaeuser Company Stock Fund allocated to the participant’s account or to direct payment to the participant’s account for reinvestment in the Weyerhaeuser Company Stock Fund. Additional distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.
Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $5,000 or less receive a distribution of their entire interest in the Plan at the time of termination. Terminated participants with balances less than $5,000 and more than $1,000 receive a distribution in the form of a rollover to an individual retirement account, unless the participants elect otherwise. The nonvested portions of the participants’ account are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.
(j)	Participant Loans

New loans are not allowed by the Plan. Certain loans were transferred from other plans that were previously merged into the Plan. The interest rates on outstanding loans as of December 31, 2007 range from 5% to 9.75%. The loans mature through May 31, 2012.

(k)	Expenses of the Plan

The employer generally pays the costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. Participants are charged a 2% redemption fee for transfers from the Vanguard Total International Stock Index Fund (the International Fund) when the investment in the International Fund has been held for less than two months. The 2% fee is calculated on the amount transferred and is paid back into the International Fund. These fees, if any, are included as a component of net investment income in the statement of changes in net assets available for benefits.
(2)	Summary of Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain
(Continued)

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. See also note 6.
(b)	Participation in the Master Trust and Unit Accounting

All of the Plan’s investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust) which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. As of December 31, 2007 and 2006, the Master Trust holds assets of four 401(k) plans of the Company. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund.

(c)	Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices. The fair value of the Weyerhaeuser Stable Value Fund is calculated by discounting the related cash flows based on the Ryan yield curve and the fair values of the underlying investments and the wrapper contracts. The Weyerhaeuser Company Stock Fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price plus cash equivalent position held if any). Participant loans are valued at cost.

(d)	Income Recognition and Net Investment Income from the Master Trust

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation in fair value of investments. Total investment income of the Master Trust as presented in note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

(e)	Risks and Uncertainties

The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(Continued)

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(f)	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)	Payment of Benefits

Benefits are recorded when paid.

(h)	Impact of New Accounting Standards and Interpretation

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the FASB issued SFAS No.157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No.157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.
(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under
(Continued)

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.
(5)	Plan Transfers

Plan transfers represent the net amount of participant account balances transferred during the year to the Plan from other plans within the Master Trust as a result of the participants changing employment within the Company and the related changes in their eligibility status.

(6)	Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) included in the Weyerhaeuser Stable Value Fund are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan through the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of Vanguard fixed income common commingled trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contract value of the Synthetic GICs held in the Master Trust is comprised of wrappers and common commingled trust funds which total $(2.7) million and $357.9 million, respectively, as of December 31, 2007. The contract value of the Synthetic GICs held in the Master Trust was comprised of wrappers and common commingled trust funds which total $4.5 million and $390.9 million, respectively, as of December 31, 2006.

The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies’ applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2007 and 2006 was 4.7% and 4.6%, respectively. The aggregate average yield credited to participants in the plans in the Master Trust for the years ended December 31, 2007 and 2006 was 4.6% and 4.5%, respectively.
(Continued)

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(7)	Interest in Master Trust

At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 78%. The following table presents the values of investments held by the Master Trust as of December 31, 2007 and 2006 and the investment income for the year ended December 31, 2007:

	December 31,
	2007	2006
	(Dollar amounts in thousands)
Investments:
Investments in shares of registered investment company funds and Company stock at fair value:
Weyerhaeuser Company Stock Fund including cash equivalents of $1,669 and $0, respectively	$473,264	$588,963
Vanguard 500 Index Fund	760,117	851,401
Vanguard Extended Market Index Fund	292,429	308,784
Vanguard Prime Money Market Fund	77,543	64,629
Vanguard Target Retirement 2005 Fund	22,402	11,531
Vanguard Target Retirement 2015 Fund	91,134	50,354
Vanguard Target Retirement 2025 Fund	56,678	25,542
Vanguard Target Retirement 2035 Fund	30,135	14,831
Vanguard Target Retirement 2045 Fund	19,245	9,723
Vanguard Target Retirement Income Fund	6,512	1,812
Vanguard Total Bond Market Index Fund	77,650	57,850
Vanguard Total International Stock Index Fund	263,162	202,207
Vanguard Wellesley Income Fund	316,549	333,341
Investments in Weyerhaeuser Stable Value Fund at fair value (wrapper contracts at $0 fair value):
Traditional guaranteed investment contracts	69,823	100,026
Synthetic guaranteed investment contracts	360,585	386,408
Vanguard Prime Money Market Fund	56,818	78,374
Pending trades and other	(1,008)	373
Participant loans	36	53

Total investment at fair value	2,973,074	3,086,202
Adjustment from fair value to contract value for fully benefit—responsive investment contracts	(1,283)	6,910

Total investments	$2,971,791	$3,093,112

(Continued)

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Notes to Financial Statements
December 31, 2007 and 2006

For the year
ended
December 31,
2007
(Dollar amounts
in thousands)
Investment income:
Net appreciation in fair value of investments:
Weyerhaeuser Company Stock Fund	$40,392
Vanguard 500 Index Fund	30,656
Vanguard Extended Market Index Fund	10,872
Vanguard Target Retirement 2005 Fund	585
Vanguard Target Retirement 2015 Fund	2,858
Vanguard Target Retirement 2025 Fund	1,554
Vanguard Target Retirement 2035 Fund	853
Vanguard Target Retirement 2045 Fund	491
Vanguard Target Retirement Income Fund	114
Vanguard Total Bond Market Index Fund	1,274
Vanguard Total International Stock Index Fund	26,641
Vanguard Wellesley Income Fund	800
Dividend income	70,976
Interest income	24,197

Net investment income	$212,263

(8)	Subsequent Events
(a)	Change of Plan Name

Effective January 1, 2008, the name of the Plan was changed to the Weyerhaeuser Company Salaried 401(k) Plan.

(b)	Corporate Transaction

On March 17, 2008, the Company announced the sale of its Containerboard Packaging and Recycling business to International Paper. The transaction is subject to customary closing conditions. The transaction is currently expected to close in the second half of 2008. International Paper has committed financing for the entire purchase price. The Company’s Containerboard Packaging and Recycling business and International Paper will continue to operate separately until the transaction closes.

Upon completion of the sale transaction, certain Plan participants will become employees of International Paper on the transaction effective date. Accordingly, these participants, as former employees of the Company, will be able to elect to take distributions of their accounts in accordance with Plan provisions.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007
(Dollar amounts in thousands)

Identity of issuer,
borrower, lessor,		Current
or similar party	Description of investment	value
*Participant loans	Participant loans with interest rates ranging from 5% to
	9.75% and maturity through May 31, 2012	$34

*	Represents a party-in-interest.
See accompanying report of Independent Registered Public Accounting Firm.